Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot-Yam, M.P. Menashe 37804, Israel

November 15, 2013

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”), to be held on December 19, 2013, beginning at 17:00, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, M.P. Menashe 37804, Israel.

The Company’s formal notice of the Meeting, as published on November 8, 2013 and the Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on November 13, 2013 are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Maxim Ohana
Chairman of the Board of Directors

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, M.P. Menashe, 37804, Israel

Tel:  +972-4-6109217

PROXY STATEMENT

_________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 19, 2013

M.P. Menashe, Israel, November 8, 2013 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that an annual general meeting (the “Meeting”) of its shareholders will be held on December 19, 2013, at 17:00 Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Meeting is being called for the following purposes:

(1)
to re-elect Mr. Maxim Ohana, Mr. Eitan Shachar, Mr. Boaz Shani, Mr. Shachar Degani and Mr. Gal Cohen, and to elect Mr. Ram Belnikov and Mr. Amir Rotem, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)
to approve the compensation terms and conditions for directors who are appointed to the Company's Board of Directors (other than external directors and independent directors), subject to, and in accordance with, the provisions of the Companies Law;

(3)
to ratify and approve a framework of terms and conditions for the extension, renewal and entering into a new insurance policy for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law;

(4)
to approve an amendment to the Company's Articles of Association, primarily to reflect the sale by Tene Investment In Quartz Surfaces L.P (“Tene“) of its holdings in the Company, to allow the filling of vacancies in the Board of Directors of the Company (the “Board”) and to address shareholder proposals; and

(5)
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2013 and its service until the annual general meeting of shareholders to be held in 2014 and to authorize the Board, upon recommendation of the Audit Committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services.

In addition, the shareholders will be requested to consider at the Meeting the Company's financial statements for the year ended December 31, 2012.

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.
In addition, the approval of proposals number (2) and (3) is also subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a Controlling Shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. A “personal interest” of a shareholder in an action or transaction of a company includes (i)  a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

Only shareholders of record at the close of business on November 13, 2013 are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 18, 2013, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about November 13, 2013.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, no later than November 25, 2013. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

Maxim Ohana
Chairman of the Board of Directors

M.P Menashe, Israel
November 8, 2013

INFORMATION ABOUT THIS PROXY STATEMENT AND
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on December 19, 2013, beginning at 17:00 Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Proxy

Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, or any one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to a specific proposal or all proposals, the shares represented by properly executed and received proxies, will be voted “For” proposals number (1), (4) and (5) and "For" proposals (2) and (3) if a “personal interest” and “control shareholding” is properly indicated in such proxies.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. If you hold shares through a bank, broker or other nominee as discussed below in more detail, you must contact that firm to revoke any prior voting instructions.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on November 13, 2013 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

As of November 10, 2013, there were 34,732,961 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within 30 minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some or all of the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you. In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, the approval of proposals number (2) and (3) is also subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the  proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a Controlling Shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. A “personal interest” of a shareholder in an action or transaction of a company includes (i)  a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder  or the shareholder’s relative (as detailed above) holds 5% or more of such Company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

Kibbutz Sdot-Yam, which owns 51.15% of the Company’s outstanding ordinary shares, is the Company’s Controlling Shareholder.

In accordance with Section 276 of the Companies Law, 5759 – 1999 (the “Companies Law” or the “Israeli Companies Law”), any shareholder who participates in the vote of proposal number (2) and proposal number (3), must inform the Company before the vote, and if such shareholder votes by proxy, should state on the enclosed proxy card, whether or not such shareholder has a personal interest in the approval of the proposal and whether such shareholder should be considered a Controlling Shareholder. The vote of any shareholder that does not so inform the Company shall not be counted with respect to proposal number (2) and proposal number (3).

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter, (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

PROPOSAL ONE

ELECTION OF DIRECTORS

Background

The Company's Board generally consists of 10 directors, including Ms. Ben-Dov and Mr. Borovsky, who serve as our external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors. These two directors, as well as Yonathan Melamed and Moshe Ronen also qualify as independent directors under the corporate governance standards of The Nasdaq Stock Market and the independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under the Company's current Articles of Association, the number of directors on the Company's Board will be no less than seven and no more than 11. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting.

Each director, who is not an external director or an independent director, who was nominated by the general meeting for a period of up to three years, holds office until the annual general meeting of our shareholders in the subsequent year, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under the Company's current Articles of Association, the directors who are serving in office are entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles of Association, the remaining director(s) are entitled to act for the purpose of filling the vacancies that shall have occurred on the Board or of convening a general meeting, but not for any other purpose.

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board has determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board has further determined that Jonathan Melamed has such accounting and financial expertise.

On May 24, 2013, Mr. Ariel Halperin, who was appointed as a director by Tene Investment in Quartz Surfaces L.P ("Tene"), notified the Company of his resignation from office as a director of the Company.

At the Meeting, shareholders will be asked to re-elect the following persons to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company: Maxim Ohana, Eitan Shachar, Boaz Shani, Shachar Degani and Gal Cohen.

Each of the director nominees has certified to the Company that he complies with all requirements under the Israeli Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

Maxim Ohana (62) has served as the Chairman of our Board of Directors since December 2010. From April 2007 until January 2013, Mr. Ohana served as Chairman of the Economic Council of Kibbutz Sdot-Yam. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. From 1997 to 2000, Mr. Ohana served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. From 1990 to 1993, Mr. Ohana served as Chief Executive Officer of Kibbutz Sdot-Yam’s business. Mr. Ohana holds a diploma in general studies from the Kibbutzim Seminar, Israel.

Eitan Shachar (62) has served as a director since July 2010. Mr. Shachar also serves as the Chief Executive Officer of the Sdot-Yam business and as a director of a few companies owned by Kibbutz Sdot-Yam. From 1999 to February 2009, Mr. Shachar served as the manager of our samples factory where we process our marketing sample slabs. Prior to joining us, from 1997 to 1999, Mr. Shachar managed an agricultural project in India and in 1996, he was engaged in the sale of and instruction on the use of agricultural equipment. In 1992, Mr. Shachar served as the manager of a project in China for the growth of cotton with an advanced technology. From 1974 to 1996, he was employed by Kibbutz Sdot-Yam in its fieldcrops area, twelve years of which he served as the professional and administrative manager of the field-crops area. Mr. Shachar currently serves as a director of Kef-Yam, at Kibbutz Sdot-Yam. Mr. Shachar holds a B.Sc. in Mechanical Engineering from Rupin College, Israel.

Boaz Shani (60) has served as a director since November 2011. Since 1995, Mr. Shani has served as the Managing Director of Neser for Settlement (1996) Ltd., a private company owned by over 250 kibbutzim. From 1988 to 1990, Mr. Shani served as a member of Kibbutz Sdot-Yam’s secretariat. From 1981 to 1984 and 1984 to 1988, Mr. Shani served as the administrator of Kibbutz Sdot-Yam’s communications branch. Mr. Shani currently serves as a director of Kef- Yam at Kibbutz Sdot-Yam and is a member of Kibbutz Sdot-Yam’s outside workers committee.

Shachar Degani (46) has served as our director since November 2011.

As of November 2013, he serves as community manager of Kibbutz Yehiam.  From July 2009 to November 2012, Mr. Degani served as community manager of Kibbutz Tel-Yosef. From January 2008 to 2009, Mr. Degani served as the manager of our factory equipment project. From January 2006 to December 2007, he served as Kibbutz Sdot-Yam’s community manager, and from January 2000 to December 2005, he served as manager of a business unit of Sdot-Yam Business Ltd. called Caesar Art & Sdot Yam. Mr. Degani holds an Executive B.A. in Business Administration from Rupin College, Israel.

Gal Cohen (49) has served as our director since February 2012. Since June 2009, Mr. Cohen has served as the manager of international activity of Sol Energy Hellas, a Greek company specializing in energy saving solutions. From 2005 to 2008, Mr. Cohen served as vice president of export activity at Chromagen Ltd., an Israeli solar solutions producer. From 1998 to 2004, he served as Chief Executive Officer of Kef-Yam at Kibbutz Sdot-Yam, and from 1994 to 1998, he served as Kef Yam’s vice president of marketing. Mr. Cohen holds a B.A. in Business Administration from the College of Management Academic Studies, Israel and an M.A. in Business Administration from Derbi University, Israel.

In addition, shareholders will be asked to approve the appointment of Mr. Ram Belinkov and Mr. Amir Rotem as new directors of the Company.

Ram Belinkov (58) currently serves as Chairman of Board of Directors of Kafrit Industries (1993) Ltd. (Kibbutz Kfar-Aza), as well as an independent director of Melisron Ltd., both of which are traded on the Tel-Aviv Stock Exchange. Mr. Belinkov currently serves as a director of Meyrablin Investments Ltd., Meyrablin Consultancy and Investments (2007) Ltd. and Amrav Investments Ltd, private companies, owned by Mr. Belinkov, as well as a chairman of the Investment Committee of the Pension Fund of the Jewish Agency for Israel. Mr. Belinkov previously served as a director of Netivei Ayalon Ltd., Ketter Tovala Ltd. Mifalei Tovala Ltd., Bezeq the Israel Telecommunication Corp. Ltd. and Zim Integrated Shipping Services Ltd.. Mr. Belinkov previously served as the Head of the Budget Department at the Ministry of Finance, the General Manager of the Ministry of the Interior. Mr. Belinkov has held a number of senior executive positions in the telecom sector, among them the Chief Executive Officer of HOT and 012 Kavai Zahav. Mr. Belinkov holds a B.A. in Economic and International Relations and an M.B.A. specializing in accounting and finance, both from the Hebrew University of Jerusalem.

Amir Rotem (59) currently serves as the Chairman of Kibbutz Sdot-Yam’s business management. From 2011 to 2012, Mr. Rotem served as the Manager of the Industrial Mineral Division at Microgil Ltd. (Kfar Giladi Quarries). From 2009 to 2011, Mr. Rotem has served as the Export Sales Manager of Microgil Ltd. From 2008 to 2010, Mr. Rotem has served as a director of international activity of Geohellas S.A., a Greek company specializing in technical mining & processing solutions for clays. From 2007 to 2008, Mr. Rotem served as our Vice President of New Business Development. From 2000 to 2007, Mr. Rotem served as our Vice President of Sales & Marketing. From 1994 to 2000 and from 1988 to 1992, Mr. Rotem served as our Chief Executive Officer. From 1987 to 1988 Mr. Rotem served as our Chief Operating Officer. Mr. Rotem holds a B.Sc. in Industrial Engineering and an M.B.A., both from the Tel-Aviv University, Israel.

Proposed Resolution

We are therefore proposing that shareholders adopt the following resolution:

“RESOLVED, to approve (i) the re-election of each of Mr. Maxim Ohana, Mr. Eitan Shachar, Mr. Boaz Shani, Mr. Shachar Degani and Mr. Gal Cohen, and (ii) the election of each of Mr. Ram Belnikov and Mr. Amir Rotem, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

APPROVING THE TERMS OF COMPENSATION OF DIRECTORS

The Company’s Compensation Committee, the Audit Committee (with respect to directors who are affiliated with the Controlling Shareholder of the Company) and the Board have approved the following compensation for directors (other than external directors and independent directors) which, subject to the approval of shareholders, shall become effective for all directors as of the date of approval by shareholders.

Ram Belinkov (if elected by the Meeting), will be entitled to an annual fee of NIS 113,491 (the "Annual Fee"), and NIS 2,572 per meeting  of the Board and committees of the Board (the "Participation Compensation"). The Annual Fee and the Participation Compensation will be updated twice a year, on February 1st and August 1st, based on the increase in the Consumer Price Index of the Israeli Central Bureau of Statistics (the "CPI") as compared to the CPI on August 1, 2013.

The Participation Compensation for resolutions adopted without convening a meeting (unanimous written consent) and for participation through media communication will be reduced as follows: (1) for resolutions adopted without convening a meeting – the Participation Compensation will be reduced by 40%; and (2) for resolutions adopted at a meeting by participation through media communication – the Participation Compensation will be reduced by 50%.

The Annual Fee will be paid in four equal installments at the beginning of each quarter for the preceding quarter, and the Participation Compensation will be paid at the beginning of each quarter for the director's participation in the meetings and unanimous written resolutions that took place in the preceding quarter.

Directors who are affiliated with the Controlling Shareholder (i.e., members of Kibbutz Sdot-Yam) shall be entitled to a monthly fee in the amount of USD 1,750.

 Mr. Maxim Ohana, the Company's Chairman, shall be entitled for his role as the Chairman, to a monthly fee in the amount of NIS 40,000 and to an annual bonus. The annual bonus shall be determined in accordance with the ratio of the Company’s actual annual net profit to the annual budget, as follows: 80% of or less – no entitlement for a bonus, 90%- bonus of one month’s fee, 100% - two months’ fee, 110% – three months’ fee, 120% and greater – four month’s fee, with linear adjustment if the ratio of the annual net profit and budget is between any of the above thresholds. The Company will continue to provide Mr. Maxim with a vehicle and cellular phone and pay the expenses incurred by him in relation to the performance of his a role as the Company's Chairman. The annual bonus shall be paid within 30 days following the date the annual financial statements are published. Mr. Maxim Ohana is a member of Kibbutz Sdot-Yam.

In addition, the Company will reimburse all the directors for expenses arising out of their board service.

Proposed Resolution

We are therefore proposing that shareholders adopt the following resolution:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, the terms of compensation for directors, as described in the Proxy Statement, dated November 15, 2013, be and they hereby are, approved”.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY

The Israeli Companies Law and the Company's Articles of Association provide that a company may obtain insurance for an Office Holder against liabilities incurred with respect to an act or omission in his or her capacity as an Office Holder.

These liabilities include a breach of duty of care towards the Company or a third-party, a breach of duty of loyalty (provided that the Office Holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the Office Holder in favor of a third-party.

The Company currently maintains directors' and officers' liability insurance that provides coverage of $30 million per occurrence and in the aggregate for the period commencing from February 22, 2013 until February 21, 2014 (the "Current Period of Insurance"), subject to certain terms, exclusions and limitations (the "Policy") and subject to its approval by the Company's shareholders.

The Company's Compensation Committee and Board previously authorized the Company, from time to time and for up to a period of three years in the aggregate (including the Current Period of Insurance), to extend and/or renew the Policy or enter into a new insurance policy, with the same insurers or any other insurers, in Israel or overseas, for the insurance of directors and officers liability with respect to the directors and/or officers serving in the Company and its subsidiaries, as may serve from time to time, and with the directors and/or officers serving in associated companies on behalf of the Company and/or on behalf of its subsidiaries, provided however, that the insurance transaction complies with the following conditions:

(a) the limit of liability of the insurer shall not exceed US$50 million per claim and in the aggregate for the term of the policy and an additional limit of liability, exceeding the limit of liability in the policy, for reasonable legal costs which the insured Office Holder had to bear as a result of his or her liability, in compliance with applicable law;

(b) the annual premium shall not exceed US$150,000 plus a 15% increase in the annual premium per annum and the deductible shall not exceed US$200,000 per claim; and

(c) the insurance policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions, (ii) the policy reflects then prevailing market conditions, and provided further that the policy shall not materially affect the Company's profitability, assets or liabilities.

The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and if necessary alternative quotations will be considered).

The insurance coverage is, and will be, extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy includes priorities for payment of any insurance benefits pursuant to which the rights of the Directors and Officers to receive indemnity from the insurer takes precedence over the right of the Company itself.

Furthermore, should a change in the Company’s risk profile occur, the Company shall be entitled, always subject to the approval of the Company's Compensation Committee (and, if required by law, by the Board) to enter into an insurance policy with a term of up to seven years, with the same insurer or any other insurance for the insurance, provided however, that the insurance transaction complies with the following conditions:

(a) the limit of liability of the insurer shall not exceed US$50 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981;

(b) the annual premium shall not exceed 300% of the last paid annual premium and the deductible shall not exceed US$200,000 per claim; and

(c) the insurance policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions, (ii) the policy reflects then prevailing market conditions, and provided further that the policy shall not materially affect the Company's profitability, assets or liabilities..

The Company may extend the Policy in place to include cover for liability pursuant to a future public offering of securities provided however, that the insurance transaction complies with the following conditions:

(a) the additional premium for such extension of liability coverage shall not exceed 50% of the previously paid annual premium; and

(b) the insurance policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions, (ii) the policy reflects then prevailing market conditions, and provided further that the policy shall not materially affect the Company's profitability, assets or liabilities..

The Policy shall be subject to any additional approvals as may be required under the applicable law.

Proposed Resolution

We are therefore proposing that shareholders adopt the following resolution:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, the Policy and the framework terms and conditions for the renewal, extension and replacement of the directors’ and officers’ liability insurance policy of the Company as set forth in this Proxy Statement, be and are hereby, ratified and approved; and that the management of the Company is hereby authorized to negotiate and execute in the name and on behalf of the Company, contracts for the renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions herein.”

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

AMENDING THE COMPANY'S ARTICLES OF ASSOCIATION

At the Meeting, the Company will propose that shareholders approve certain amendments to its Articles of Association primarily to reflect the sale by Tene of its holdings in the Company, to allow the filing of vacancies in the Board and to address shareholder proposals. A copy of the Company’s Articles of Association, showing all proposed changes, is attached to this Proxy Statement.

Proposed Resolution

We are therefore proposing that shareholders adopt the following resolution:

“RESOLVED, that pursuant to the Israeli Companies Law and the Company's Articles of Association, the amendment of the Company's Articles of Association as stipulated in the Proxy Statement, be and is hereby, approved”.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

APPOINTING INDEPENDENT AUDITORS AND AUTHORIZATION
TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2013 and its service until the annual general meeting to be held in 2014, and to authorize the Board upon recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2011	2012
	(in thousands of U.S. dollars)
Audit fees(1)	$250	$242
Audit-related fees(2)	94	532
Tax fees(3)	33	64
All other fees(4)	74	20
Total	$451	$858
        ______________

(1)
“Audit fees” include fees for services performed in connection with the Company’s annual audit for 2011 and 2012, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” include fees for services performed in connection with the Registration Statement on Form F-1 for the Company’s initial public offering.

(3)	“Tax fees” include fees for professional services rendered by the auditors for tax compliance and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by the auditors with respect to government incentives.

Proposed Resolution

We are therefore proposing that shareholders adopt the following resolution:

“RESOLVED, that the Company’s Auditor, Kost, Forer, Gabbay & Kasierer (the “Auditor”), be, and it hereby is, re-appointed as the independent auditors of the Company for the year ending December 31, 2013 and its services until the close of the Company’s next Annual General Meeting to be held in 2014, and that the Board of Directors of the Company be authorized to determine the compensation of the Auditor in accordance with the volume and nature of their services.”

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

       The Company’s Annual Report on Form 20-F with the SEC on March 25, 2013 (as amended on April 1, 2013), is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. In addition, on November 7, 2013, the Company submitted a press release on Form 6-K regarding its business and financial results for the three months ending September 30, 2013. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

       The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board:

Maxim Ohana
Chairman of the Board

M.P Menashe, Israel
November 15, 2013

Annex A
CAESARSTONE SDOT - YAM LTD.

ARTICLES OF ASSOCIATION

(As last amended on ________)

ARTICLES OF ASSOCIATION
of
CAESARSTONE SDOT - YAM LTD.

INTERPRETATION

1.	In these Articles the following terms shall bear the meanings set opposite to them, unless inconsistent with the subject or context:

T E R M S	M E A N I N G S
Administrative Procedure
A procedure pursuant to chapters H3 (Monetary Sanction of the Israel Securities ~~and ExchangeCommission~~Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures, under circumstances) to the Securities Law, 5738 – 1968, as amended from time to time.

Articles	These Articles of Association as may be amended from time to time.
Auditor	As defined under the Law.
Board	The Board of Directors of the Company.
Business Day	Sundays to Thursdays, save for public holidays in the State of Israel.
CEO	Chief Executive Officer, also referred to under the Law as the general manager.
Class Meeting	A meeting of the holders of a class of shares.
Chairman	Chairman of the Board.
Company	CaesarStone Sdot - Yam Ltd.
Companies Regulations	All regulations promulgated from time to time under the Companies Law, as shall be from time to time.
Distribution	As defined under the Law.
External Director Independent Director
As defined under the Law.
As defined under the Law and/or as defined under the applicable corporate governance standards of the Nasdaq Stock Market and the independence requirements of Rule 10A-3 of the U.S Securities Exchange Act of 1934, as amended (in each case, as may be amended or replaced from time to time~~)~~).

T E R M S	M E A N I N G S
The Law or the Companies Law	The Israeli Companies Law, 5759 – 1999, as the same shall be amended from time to time and any other law that will replace it and the Companies Regulations.
NIS	New Israeli Shekel.
The Office	The registered office of the Company as may be re-located from time to time.
Office Holder	As defined under the Law.
Ordinary Shares	The Company's Ordinary Shares.
Register	Shareholders Register maintained by or on behalf of the Company including any other branch register(s) as required by law, as the case may be.
Shareholder	As defined under the Law.
Simple Majority
A majority of more than fifty percent (50%) of the votes cast by those Shareholders present and voting at the meeting in person, by proxy or by a voting instrument, not taking into consideration abstaining votes.

Statutes
The Law, the Israeli Companies Ordinance (New Version) 1983, the Securities Law, 5738 – 1968 (the “Securities Law”) and all applicable laws and regulations applicable in any relevant jurisdiction (including without limitation U.S. Federal laws and regulations), and rules of any stock market in which the Company’s shares are registered for trading as shall be in force from time to time and to the extent applicable to the Company.

~~Tene~~	~~Tene Investment In Quartz Surfaces L.P.~~
~~Tene Director~~
~~A member of the Company’s Board suggested by Tene and nominated by the Shareholders of the Company, in accordance with Section 2.1 to the Letter of Understandings for a Voting Agreement, dated October 21, 2010, by and between the shareholders of the Company as of such date.~~

Except as otherwise provided above or elsewhere under these Articles, any word or expression mentioned herein shall have the meaning ascribed to them under the Law, and if not applicable, the meaning ascribed to them under the Companies Regulations, and if not applicable, the meaning ascribed to them under the Securities Law, and if not applicable, the meaning ascribed to them under the Securities Regulations promulgated under the Securities Law (herein the “Securities Regulations”), and if not applicable, the meaning ascribed to them under any other applicable law – in all cases if the meaning set forth therein does not contradict the purpose or the context of the relevant provision.

2.
Words importing the singular shall include the plural, and vice-versa. Words importing the masculine gender shall include the feminine gender; and words importing persons shall include corporate bodies.

3.
The specific provisions of these Articles supersede the provisions of any of the applicable Statutes to the extent permitted by Statute.  Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

NAME OF THE COMPANY

4.	The name of the Company is CaesarStone Sdot – Yam Ltd.

PURPOSE

5.	The Company may engage in any lawful business.

PUBLIC COMPANY

6.	The Company is a public company as such term is defined in the Companies Law.

LIMITED LIABILITY

7.
The liability of each of the Company’s Shareholders for the Company’s debts is limited to the full payment of the nominal value (subject to  ~~section~~Section 304 of the Law) of the shares in the Company held by such Shareholder and which remains unpaid, and only to that amount.  If at any time the Company shall issue shares with no nominal value, the liability of the Shareholders shall be limited to the payment of the amount which the Shareholders should have paid the Company in respect of each share in accordance with the conditions of such issuance.

CAPITAL, SHARES AND RIGHTS

8.	The registered share capital of the Company consists of 200,000,000 Ordinary Shares each of NIS 0.04 par value.

9.	All issued and outstanding shares of the Company are of the same class and are of equal rights between them for all intents and purposes concerning the rights set forth below.

10.	Each issued Ordinary Share entitles its holder to the rights as described below:

10.1.
The equal right to participate in and vote at the Company’s general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, by proxy, or by a voting instrument, to one vote.

10.2.	The equal right to participate in any Distribution.

10.3.	The equal right to participate in the Distribution of assets available for Distribution in the event of liquidation of the Company.

11.
If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share.

12.
Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

13.
A Shareholder shall not be entitled to rights as a Shareholder with respect to a share held by him, including the right to any Distribution, unless said Shareholder fully paid all sums in accordance with the conditions of the issuance of such a share, including interest, linkage and expenses, if any, and all unless otherwise determined by the Board.

CALLS ON SHARES

14.
Subject to the terms of issuance, the Board may make calls on the Shareholders in respect of any moneys unpaid on their shares (whether in respect of nominal amount (subject to  ~~section~~Section 304 of the Law)) and each Shareholder shall (subject to his receiving at least fourteen  (14) days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the Board may decide.

15.	Any call may be made payable in one sum or by installments and shall be deemed to be made at the time when the resolution of the Board authorizing that call is passed.

16.	A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

17.	The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.

18.
If a call is not paid before or on the due date for payment, the person from whom it is due shall pay interest on the amount unpaid from the due date for payment to the date of actual payment at such rate as the Board may decide, but the Board may waive payment of the interest, wholly or in part.

19.
A sum which by the terms of allotment of a share is payable on allotment, or at a fixed time, or by installments at fixed times, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date or dates fixed for payment and, in case of non-payment, the provisions of these Articles shall apply as if that sum had become payable by virtue of a call.

20.	On any issue of shares the Board may make arrangements for a difference between the Shareholders in the amounts and times of payment of calls on their shares.

21.
The Board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the Board and the Shareholder paying the sum in advance all subject to any applicable statute.

FORFEITURE AND SURRENDER

22.
If any Shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys' fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

23.
Upon the adoption of a resolution as to the forfeiture of a Shareholder's share, the Board shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board may nullify such resolution of forfeiture, but no such nullification shall stop the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

24.
Without derogating from any other provision under these Articles, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

25.	The Company, by resolution of the Board, may accept the voluntary surrender of any share.

26.
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board deems fit.

27.
Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, and shall return all relevant share certificates to the Company immediately. However, such Shareholder shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, and the Board, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

28.
The Board ~~of Directors~~ may at any time, before any share so forfeited or surrendered shall have been sold, re‐allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board from re‐exercising its powers of forfeiture pursuant to this Article 28.

SHARE CERTIFICATES

29.
A Shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the issuance or registration of the ~~Shares~~shares, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such Shareholder.  In the event of a jointly held share, the Company shall issue (at such request) one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them.  Every certificate shall bear the Company’s seal and be signed by two Office Holders of the Company, or one director and the Company’s secretary or by any other person appointed by the Board for such purpose.

30.
The Company may issue un-certificated shares, provided however, that each holder of shares shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if reasonably requested by such holder, to several certificates, each for one or more of such shares.

31.
The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

32.
Except as otherwise provided in these Articles, the Company shall treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

33.
To the extent required by the Law, a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be considered a share holder for the purposes of the Companies ~~law~~Law.

TRANSFER OF SHARES

34.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific Shareholder, the shares shall be freely transferable.

35.
Transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The transferee shall be deemed to be the Shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

36.
The Board may, in its absolute discretion and without giving any reason for its decision, refuse to register any transfer of a share not fully paid up or any transfer of a share on which the Company has a lien provided always that the refusal is not such as to prevent trading of the shares in any stock exchange.

37.	If the Board refuses to register a transfer of a share, it shall within two weeks after the date on which the transfer was lodged send to the transferee notice of the refusal.

38.
The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the Shareholders of such decision.

TRANSMISSION OF SHARES

39.
In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a Shareholder, the legal successors of such Shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

40.
The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

ALTERATIONS OF THE REGISTERED CAPITAL

41.	(a)	Subject to the Statutes, a ~~General Meeting~~general meeting of Shareholders may from time to time resolve to:

(1)
Alter or add classes of shares that shall constitute the Company’s authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations.

(2)	Increase the Company’s registered share capital by creating new shares either of an existing class or of a new class.

(3)	Consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares.

(4)	Cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares.

(5)	Reduce the Company’s share capital and any reserved fund for redemption of capital.

(b)	In executing any resolution adopted according to Article 41(a) above, the Board may, at its discretion and subject to the provisions of applicable Statues, resolve any related issues.

(c)
If as a result of a consolidation or split of shares authorized under these Articles, fractions of a share will stand to the credit of any Shareholder, the Board is authorized at its discretion, to act in any manner it deems fit, including:

(1)
Determine that fractions of shares that do not entitle their owners to a whole share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

(2)
Allot to every Shareholder, who holds a fraction of a share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole share, and such allotment will be considered valid immediately prior to the consolidation or split;

(3)	Determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 41(c)(2) above, including on account of bonus shares; and/or

(4)
Determine that the owners of fractions of shares will not be entitled to receive a whole ~~Share~~share in respect of a share fraction or that they may receive a whole ~~Share~~share with a different par value than that of the fraction of a share.

42.
Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

43.
If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class).

44.
The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

45.
The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled capital for the time being.

GENERAL MEETINGS

46.	(a)
Annual general meetings shall be held at least once every calendar year, in Israel at such exact place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such general meetings shall be called “Annual Meetings” and all other general meetings of the Company shall be called “Special Meetings”.

(b)	The ~~annual meeting~~Annual Meeting shall be convened in order to pass resolutions on the following matters:

(1)	The appointment of directors and the termination of their office;

(2)	The appointment of the Auditor or the renewal of his office and the authorization of the Board to determine his remuneration~~.~~;

(3)	Any other business required pursuant to these Articles or the Law, and any other matter as shall be determined by the Board.

(c)	The ~~annual meeting~~Annual Meeting shall review the financial statements and the Board's report and receive an update regarding the Auditor's remuneration for the past year.

47.
The Board may convene a Special Meeting by its resolution, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons ~~entitled, under the Companies Law, to request such meeting.~~holding not less than 5% of the voting rights in the Company.

Any request for convening a ~~meeting~~Special Meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company’s ~~registered offices~~Office.

In addition, subject to the Law, one or more ~~shareholders~~Shareholders holding not less than 1% of the voting rights at the general meeting may request the  ~~board~~Board to include a subject on the agenda of a general meeting to be convened in the future, including a proposal of a director nominee, provided that  all following requirementsare satisfied:

A.	such request is regarding to a subject that is a proper subject for action by shareholders under the Law and these Articles;

B.
such request will be received by the Company not later than the 60th day nor earlier than 90th day prior to the first anniversary of the preceding year’s Annual Meeting, provided, however, that in the event that the date of the Annual Meeting is more than sixty (60) days before or more than sixty (60) days after such anniversary date, request by the Shareholder must be so received not earlier than the 90th day prior to the Annual Meeting and not later than the 60th day prior to the Annual Meeting; and

C.
such request also sets forth: (a) the name and address of the Shareholders making the request; (b) a representation that the Shareholders are holders of record of shares of the Company, holding not less than 1% of the voting rights at the general meeting and intending to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the said Shareholders and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided.

In addition, if such ~~subject~~request includes a ~~nomination to the Board~~  proposal of a director nominee in accordance with the Articles, the request shall also set forth :

A.	the name, age, business address and residence address of the proposed nominee;

B.	all information relating to the proposed nominee that is required to be disclosed in solicitations of proxies for election of directors according to the Statutes;

C.
a description of all relationships between the proposed nominee and the recommending Shareholder and any agreements or understandings between the recommending Shareholder and the proposed nominee regarding the nomination;

D.
a description of all relationships between the proposed nominee and any of the Company’s competitors, customers, suppliers, labor unions (if any) and any other persons with special interests regarding the Company;

E.	the consent of ~~each~~the proposed nominee to serve as a director of the Company if so elected; and

F.	a declaration signed by ~~each~~the proposed nominee declaring that such nominee meets the requirements of the Law for the appointment of such nominee.

~~48.~~
Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the Shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

~~49.~~48.	Subject to applicable law, the Board shall determine the agenda of any general meeting.

Notice of General Meetings

~~50.~~49.	Unless it is compulsory by the Law, Statutes or these Articles, the Company shall not give its registered ~~shareholders~~Shareholders notice of a general meeting.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

~~51.~~50.	No business shall be transacted at any general meeting of the Company unless a quorum of Shareholders is present at the opening of the meeting.

Except as provided in the following Article with regard to an Adjourned Meeting, the quorum for any general meeting shall be the presence of at least two Shareholders in person or by proxy or by a voting instrument, holding 25% or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting.

~~52.~~51.
If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one week thereafter at the same time and place (“Adjourned Meeting”), and the Company shall not be obligated to give notice to the Shareholders of the Adjourned Meeting, or to such other day, time and place as the Board may decide, if so specified in the notice of the general meeting.  At such Adjourned Meeting any number of Shareholders shall constitute a quorum for the business for which the original meeting was called.

Chairman of the General Meeting

~~53.~~52.
The Chairman shall preside as the chairman at every general meeting. However, if there is no such Chairman or if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed, or is unwilling to act as chairman, then the Board members present at the meeting shall choose one of the Board members as chairman of the meeting and if they shall not do so then the Shareholders present shall choose a Board member, or if no Board member is present or if all the Board members present decline to take the chair,  ~~they~~the Shareholders present shall choose any other person present to be chairman of the meeting.

~~54.~~53.
The ~~Chairman~~chairman of the meeting may, with the consent of a general meeting at which a quorum is present, and shall, if so directed by the general meeting, adjourn any meeting, discussion or the resolution with respect to a matter that is on the agenda, from time to time and from place to place as the meeting shall determine. Except as may be required by the Law, no Shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an Adjourned Meeting. No business shall be transacted at any Adjourned Meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

~~55.~~54.
A vote in respect of the election of the chairman of the meeting or regarding a resolution to adjourn the meeting shall be carried out immediately. All other matters shall be voted upon during the meeting at such time and order as decided by the chairman.

VOTE OF SHAREHOLDERS

~~56.~~55.
All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the Statues or these Articles, alteration or amendment of these Articles shall require a Simple Majority.

~~57.~~56.
A declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority as well as an entry to that effect in the minutes of the meeting shall be prima facie evidence thereof.

~~58.~~57.	The chairman of the meeting will not have an additional and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.

~~59.~~58.
If two or more persons are registered as joint holders of any share, the vote of the senior one who tenders a vote, whether in person or by proxy or by a voting instrument, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose, seniority shall be determined by the order in which the names of the joint holders stand in the Register.

~~60.~~59.	Shareholders may vote at ~~shareholders~~general meetings either in person, by proxy or, by a voting instrument. A proxy need not be a Shareholder of the Company.

~~61.~~60.
The instrument appointing a proxy shall be in writing duly signed by the appointer or his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity.

Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be substantially in the following form and at any rate in a form satisfactory to the Company.  Such instrument shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal, stamp or printed name or the hand of its duly authorized agent(s) or attorney(s).

“I  _________________ (Name of Shareholder) of  ____________ (Address of Shareholder) being a shareholder of CeaserStone Sdot‐Yam Ltd., hereby appoint __________  as my proxy to vote for me and on my behalf at the ~~General Meeting~~general meeting of the Company to be held on the ____  day of __________, 20__  and at any Adjourned Meeting(s) thereof.

Signed this ____ day of ______________, 20___.

______________________

  (Signature of Appointer)”

~~62.~~61.
Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the first general meeting to be attended by such proxy or representative. Notwithstanding the above, the chairman of the meeting shall have the right to waive the time requirement provided above with respect to all instruments of appointment and to accept any and all instruments of appointment until the beginning of a general meeting. The instrument of appointment shall automatically terminate and cease to be of any force or effect on the anniversary (12 months) of the date of the instrument of appointment, unless such instrument sets out a different expiry date.

~~63.~~62.
A proxy may be appointed in respect of all or some of the shares held by a Shareholder, and a Shareholder may appoint more than one proxy but not more than three proxies on a person's behalf, each empowered to vote by virtue of a portion of the shares held by such Shareholder.

~~64.~~63.
A Shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such Shareholder.

~~65.~~64.
A Shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a voting instrument furnished by the Company. A voting instrument may include resolutions pertaining to such issues which are permitted to be included in a voting instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a voting instrument. A Shareholder voting through a voting instrument shall be taken into account in determining the presence of a quorum as if such Shareholder is present at the meeting.

~~66.~~65.	The chairman of the meeting shall be responsible for recording the minutes of the general meeting and any resolution adopted.

~~67.~~66.	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

~~68.~~67.
The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and these Articles, including setting the Company’s policies  and supervision over the execution of the powers and responsibilities of the  ~~ChiefExecutive Officer~~CEO, including the nomination and termination of the  ~~Chief ExecutiveOfficer~~CEO, by a Simple Majority of the members of the Board. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company.

~~69.~~
~~Notwithstanding the aforementioned, during a period of 12 months following the consummation of the Initial Public Offering of the Company's shares (IPO), termination of the Company's Chief Executive Officer’s engagement with the Company will be subject to a resolution approved by a Simple Majority of the Board, which approval shall include the affirmative vote of the Tene Director, in case a Tene Director serves on the Board at such time.~~

~~70.~~68.
The number of directors on the Board shall be no less than seven (7) but no more than eleven (11), and shall include at least two External Directors. Subject to any applicable law, in a resolution approved by a Simple Majority, the general meeting is entitled, at any time and from time to time to change the minimum and or maximum number of directors as stated above.

69.
The Annual Meeting shall elect annually, by a Simple Majority, all ~~Directors~~directors other than the External Directors which will be elected or removed pursuant to the Law and shall be governed by all the relevant provisions of the Law which apply to External Directors and other than the Independent Directors in office at the time of the IPO who were nominated by the ~~General Meeting~~ general meeting for a period of up to three years.

~~71.~~70.
Subject to the provision of Article 68 above, the Board may at any time appoint any other person as a director (provided that such person is qualified to serve as a director according to the Law), to fill a vacancy of a director who has been appointed at the Annual Meeting in accordance with Article 69 above. Any director so appointed shall hold office until the Annual Meeting at which the term of the other directors expires, unless an earlier date stated in the appointing resolution.

~~72.~~71.
The directors who are serving in office shall be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, becomes less than the minimum set forth in these Articles, the remaining directors or the remaining director shall be entitled to act for the purpose of filling the vacancies which shall have occurred on the Board or of convening a general meeting, but not for any other purpose.

~~73.~~72.	(a) A general meeting (including a Special Meeting) may remove a director from office prior to the expiry of his or her term in office ("Removed Director"), as described below:

1.	By a Simple Majority vote (except for External Directors – who may be dismissed only as set forth under the Law); or

2.
By a Simple Majority vote with respect to any director that violates a prudence duty or a fiduciary duty to the Company, provided that the Removed Director shall be given a reasonable opportunity to state his or her case before the general meeting.

(b) Should a director have been removed from office as set forth in subsection (a) above, the general meeting shall be entitled, in the same session, to elect another director in his or her stead. Should it fail to do so, the Board shall be entitled to do so, pursuant to the provisions of Article ~~72~~70 above.

(c) Any director who shall have been appointed by way of a resolution as stated in subsection (b) above shall serve in office for the period remaining of the term in office of the Removed Director and shall be qualified to be re-elected.

~~74.~~73.
The term of office of a director shall commence or shall cease, as the case may be: (i) on the closing of the Annual Meeting appointing or removing such Director as applicable, or (ii) on the date of such director’s election by the general meeting pursuant to Article ~~73~~ 72 (b) above, or (iii) by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the Board.

~~75.~~74.
Any director who shall have ceased from serving as a director, shall be qualified to be re-elected – unless a limitation affecting such director appointment as a director shall exist pursuant to the provisions of the Law.

Chairman of the Board

~~76.~~75.
The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time, by a Simple Majority resolution of the members of the Board. The Chairman shall preside at meetings of the Board, but if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

~~77.~~76.	The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to the Law and these Articles.

A written notice of any meeting of the Board shall specify the time and place the meeting shall take place, as well as a reasonable account of the matters to be discussed at such meeting, and shall be given to all directors three business days before the meeting, unless the majority of Board members agree to conduct the meeting without such notice and only in urgent events.

Quorum

~~78.~~77.
No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present personally or represented by an alternate director at least a majority of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting (“Adjourned Meeting”), provided that notice of twenty four (24) hours (or such shorter notice as all the directors may agree) in advance shall be given to all the directors of the time of the Adjourned Meeting. The directors may waive the necessity of such notice either beforehand or retrospectively. The quorum for the commencement of the Adjourned Meeting shall be three members of the Board.

Methods of Attending Meetings

~~79.~~78.
Some or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other simultaneously, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing (or by other means) and signed by the Chairman (or in his absence by the chairman of the meeting or by another director that was authorized by the board to sign on such minute or resolution), and shall be valid as if adopted at a meeting of the Board duly convened and held.

~~80.~~79.
The Board may adopt resolutions in writing (i.e., without actually convening), provided that all the directors then in office entitled to participate in a discussion and vote on a matter brought for resolution have agreed to a resolution without actually convening (in writing, by letter, facsimile, electronic mail or otherwise). A resolution adopted by the Board without actually convening shall require the approval of all the members of the Board entitled to vote thereon and thus approved, shall be deemed to have been adopted by a meeting of the Board duly convened and held.

In case such resolutions were passed, as aforesaid, the Chairman shall write the resolutions protocol and indicate specifically that it was agreed upon by all directors in writing, orally or by other means of media. Any such resolution without actually convening may consist of several counterparts, each signed by one or more directors. Such resolution without actually convening, if in writing, shall be effective as of the last date appearing on the resolution, or if the resolution is signed in two or more counterparts, as of the last date appearing on the counterparts.

~~81~~.80.
While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in these Articles or by the Statutes. In the event the vote is tied, the Chairman of the Board shall not have a second or casting vote, and such resolution shall be deemed rejected.

Alternate Director

~~82.~~81.
Subject to the Law, a director shall be entitled at any time and from time to time to appoint in writing any person who is qualified to serve as a director, to act as such director alternate and to terminate the appointment of such person. The appointment of an alternate director shall be subject to the consent of the Board. The appointment of an alternate director does not negate the responsibility of the appointing director and such responsibility shall continue to apply to such appointing director – taking into account the circumstances of the appointment.

Alternate directors shall be entitled, while holding office, to receive notices of meetings of the Board and to attend and vote as a director at any meetings at which the appointing director is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of the appointing director.

The document appointing an alternate director must be submitted to the Chairman at least 48 hours before the opening of the first Board meeting to be attended by such alternate director. Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to a document appointing an alternate director and to accept a document appointing an alternate director until the beginning of the opening of the first Board meeting to be attended by such alternate director.

Committees

~~83.~~82.
The Board may establish committees by a vote of the majority Board members and appoint members of the Board to serve in these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee. Resolutions and/or recommendations of these committees which require the approval of the Board shall be brought to the directors' attention at a reasonable time before the Board's meeting.

~~84.~~83.
Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the Chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

Approval of Certain Transactions with Related Parties

~~85.~~84.
Subject to the Law, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, which is not an Extraordinary Transaction (as defined by Law), shall be approved by the Board or a committee of the Board or any other entity (who has no personal interest in the transaction) authorized by the Board. Such authorization, as well as the actual approval by the authorized entity, may be for a particular transaction or more generally for specific type of transactions.

Records & Validity of Acts

~~86.~~85.
The resolutions of the Board shall be recorded in the Company’s minutes book, as required under the Law, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

~~87.~~86.
All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

~~88.~~87.	In accordance with Article ~~68~~67 above, the Board shall appoint one ~~Chief Executive Officer~~CEO (or more), for such period and upon such terms as the Board deems fit.

~~89.~~88.
The ~~Chief Executive Officer~~CEO shall have all managing and execution powers within the policies and guidelines set forth by the Board, subject to the provisions of the Law, and shall be under the supervision of the Board. The ~~Chief Executive Officer~~CEO may delegate any of his powers to his subordinates, subject to the approval of the Board.

INSURANCE, EXCULPATION, AND INDEMNITY

Insurance of Office Holders

~~90.~~89.	The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes.

~~91.~~90.
Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an Office Holder therein, in whole or in part,  for an obligation or payment to be imposed on such Office Holder in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

~~91.1.~~90.1.	A breach of the prudence duty vis-a-vis the Company or vis-a-vis another person to the extent such a breach arising out of the negligent conduct of the Office Holder;

~~91.2.~~90.2.	A breach of the fiduciary duty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

~~91.3.~~90.3.	A monetary liability imposed on such Office Holder in favor of another person;

~~91.4.~~90.4.	A monetary liability imposed on such Office Holder in favor of a payment to a breach offended at an Administrative Procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

~~91.5.~~90.5.
Expenses regarding Administrative Procedure conducted in connection with such Office Holder and/or in connection with a monetary sanction, including reasonable litigation expenses and reasonable attorney’s fees;

~~91.6.~~90.6.	Any other matter in respect of which it is permitted or will be permitted under the Law to insure the liability of an Office Holder in the Company.

In any case that the Company shall be also entitled to receive insurance compensation under an insurance contract as mentioned in Articles ~~90~~89 and ~~91~~90 above, it is hereby agreed that the Officer Holder’s rights to receive insurance compensation under such insurance contract will take precedence upon the Company's rights to receive insurance compensation.

Indemnity of Office Holders

~~92.~~91.
The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability, payment or expense imposed on such Office Holder or incurred by him in consequence of an act done in his capacity as an Office Holder of the Company, as follows:

~~92.1.91.1.~~
A monetary liability imposed on such Office Holder or incurred by such Office Holder in favor of another person pursuant to a judgment, including a settlement or an arbitrator's award which is given the force of a judgment by court order;

~~92.2.~~91.2.
Reasonable litigation expenses, including reasonable attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against such Office Holder by an authority that is competent  to conduct such investigation or proceeding, provided that (i) no indictment was filed against such Office Holder as a result of such investigation or proceeding (as defined in the Companies Law); and (ii) no financial liability, in lieu of criminal proceedings (as defined in the Companies Law), was imposed upon such Office Holder as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction.

~~92.3.~~91.3.	A monetary liability imposed on such Office Holder in favor of a payment to a breach offended at an Administrative Procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

~~92.4.~~91.4.	Expenses regarding Administrative Procedure conducted regarding such Office Holder, including reasonable litigation expenses, including reasonable attorney’s fees.

~~92.5.~~91.5.
Reasonable litigation expenses, including attorney’s fees, incurred by an Office Holder or which such Office Holder is ordered to pay by a court, in proceedings filed against such Office Holder by the Company or on its behalf or by another person, or pursuant to a criminal charge of which such Office Holder is acquitted, or a criminal charge pursuant to which such Office Holder is convicted of an offence that does not require proof of criminal intent.

~~92.6.~~91.6.	Any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder.

Advance Indemnity

~~93.~~92.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

~~93.1.~~92.1.
Matters as detailed in Article ~~92~~ 91.1, provided however, that the undertaking limited to events, which in the opinion of the Board, can be foreseen based on the Company’s activities at the time of granting the obligation to indemnify and is limited to a sum or criteria determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or criteria.

~~93.2.~~92.2.	Matters as detailed in Articles ~~92~~ 91.2, ~~92~~ 91.3, ~~92~~ 91.4, ~~92~~ 91.5, and ~~92~~ 91.6.

Retroactive Indemnity

~~94.~~93.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article ~~92~~ 91, subject to any applicable law.

Exculpation.

~~95.~~94.
The Company may exculpate an Office Holder in advance from such Office Holder liability in whole or in part, for damages caused to the Company as a result of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exculpate a director in advance from his liability toward the Company due to the breach of his duty of care in the event of a Distribution, as defined in the Statutes.

Insurance, Exculpation and Indemnity – General

~~96.~~95.
The above provisions with regard to insurance, exculpation and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exculpation in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable Statute.

~~97.~~96.
Articles ~~90~~ 89 through ~~96~~ 95 shall apply mutatis mutandis in respect of the grant of insurance, exculpation and/or indemnification for persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

~~98.~~97.	The provisions of Articles ~~90~~ 89 through ~~96~~ 95 shall apply to an Alternate Director as referred to in Article ~~82~~ 81.

~~99.~~98.
An undertaking to exculpation and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder’s service with the Company.

APPOINTMENT OF AN AUDITOR

~~100.~~99.
Subject to the Statutes, the Annual Meeting shall appoint an Auditor for a period ending at the next Annual Meeting, or for a longer period, but no longer than until the third Annual Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be re-appointed, subject to the provisions of the Statutes.

The authorities, rights and duties of the Auditor of the Company, shall be regulated by the Law, provided however, that in exercising its authority to determine the remuneration of the Auditor, the Annual Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board to determine such remuneration subject to such criteria or standards, if any, as may be provided in such resolution of the Annual Meeting, and if no such criteria or standards are so provided, such remuneration shall be determined in an amount commensurate with the volume and nature of the services rendered by such Auditor. The Board shall report the remuneration of the Auditor to the Annual Meeting.

INTERNAL AUDITOR

~~101.~~100.	So long as the Company is a public company, the Board shall appoint an Internal Auditor (as defined in the Law), pursuant to the recommendation of the Audit Committee (as defined in the Law).

~~102~~.101.
The organizational superior of the Internal Auditor shall be the Chairman. The Internal Auditor shall submit a proposed annual or periodic work plan to the Audit Committee, which will approve such plan with changes as it deems fit, at its discretion.

MERGER AND REORGANIZATION

~~103.~~102.
Notwithstanding the provisions of ~~section~~Section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a ~~class meeting~~ Class Meeting shall be a Simple Majority.

SIGNATORIES

~~104~~.103.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

~~105~~.104.	The Board may decide on a Distribution, subject to the provisions set forth under the Law and these Articles.

~~106.~~105.
The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board and shareholders shall have no claim or demand against the Company with respect to such unclaimed dividends. No unpaid dividend shall bear interest or accrue linkage differentials.

~~107.~~106.
For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the Shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

~~108.~~107.
The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company’s capital, except as provided in the Law.

DONATIONS

~~109.~~108.
The Company may make donations of reasonable amounts of money for purposes which the Board deems to be worthy causes, even if the donations are not made in relation to business considerations to increase the Company’s profits.

NOTICES

~~110.~~109.
Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third (3rd) day after the day of mailing if sent by registered mail or regular mail - if sent in Israel to a destination in Israel, and on the seventh (7th) business day if sent abroad from Israel and vice versa, or on the first day after delivery: (1) if transmitted by fax or electronic form; or (2) if delivered in person in the boundaries of Israel.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the Shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Notwithstanding anything to the contrary contained herein and subject to the provisions of the Statutes, a notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed.

Subject to the Statutes, in cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any Shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

~~111.~~110.
Any notice to be given to the Shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

~~112.~~111.
Any notice or other document served upon or sent to any Shareholder in accordance with these Articles shall, notwithstanding that such shareholder be then deceased or bankrupt, and whether the Company received notice of such shareholder death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by such shareholder (either alone or jointly with others) until some other person is registered in such shareholder stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to such shareholder heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

~~113.~~112.	The accidental omission to give notice to any Shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.